October 7, 2025

Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Ms. Ezra:

On September 26, 2025, Northern Lights Fund Trust (the "Trust" or the "Registrant"), on behalf of its series, Winton Managed Futures Trend Fund (the "Fund"), filed post-effective amendment No. 1495 to the Trust's registration statement (the "Amendment"). The Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, to register shares of the Fund.

You provided oral comments to Joseph Faia with respect to the Amendment. Please find below the Fund’s response to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

General

Comment 1: We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, not withstanding any review, comment, action, or absence of action by the Securities & Exchange Commission staff (the “Staff”).

Response: The Registrant so acknowledges.

Comment 2: Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the registration statement. Please ensure that corresponding changes are made to all similar disclosures.

Response: The Registrant so acknowledges.

Comment 3: Please provide your response to the Staff’s comments on EDGAR at least five business days of the effective date. Please also send me notice by email and include a redline copy showing changes from the initial filing.

October 7, 2025

Response: The Registrant so acknowledges.

Summary Prospectus

Fee and Expenses of the Fund

Comment 4: Please provide a completed fees and expenses table as we may have additional comments.

Response: The Registrant has included a completed fee table. Please see the revised prospectus attached hereto.

Principal Investment Strategy

Comment 5: Please supplementally disclose how the Fund defines “sufficiently liquid.”

Response: The Adviser considers whether an instrument is “sufficiently liquid” by reference to a range of parameters, including without limitation: whether the instrument is listed and/or exchange traded; whether the market is well established; the overall volume or open interest (as applicable) for the relevant instrument in the market; the percentage of the volume or open interest (as applicable) represented by the strategy’s anticipated holding of the relevant instrument, assessed by reference to 3 year average holdings and 3 year maximum holdings, and whether transactions in the instrument may cause excessive price movements.

Comment 6: The Staff notes that the Fund may invest to a significant extend in commodities based on the statement that “the Subsidiary, unlike the Fund, may invest to a significant extent in commodities, commodity contracts, commodity-linked derivative instruments, including swap agreements, derivative instruments, such as futures, options and swaps linked to commodity disclosed in the strategy and risk section. Please supplementally confirm that the Fund’s principal investments are adequately disclosed in the strategy and risk section.

Response: The Registrant so confirms.

Comment 7: Please supplementally disclose what “other instruments” are that the Fund subsidiary (the “Subsidiary”) may invest in.

Response: The Subsidiary may also invest in other instruments in which the Fund is permitted to invest for cash management purposes. As currently disclosed in the prospectus, these instruments are expected to be predominantly comprised of U.S. government debt instruments with a maturity

October 7, 2025

of less than two years but may include instruments of any government, corporation or other entity and instruments with longer-dated maturities and may include other instruments such as money market funds. Fixed income securities may be fixed or floating and investment grade as rated by a recognized rating agency or unrated. The disclosure has been clarified.

Comment 8: Please provide the following disclosure with respect to the controlled foreign corporation (the “CFC”):

1)	Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 (the “ICA”) governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC;

2)	Disclose that each investment adviser to the CFC complies with provisions of the ICA relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the ICA. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is adviser to both the Fund and the CFC, then for purposes of complying with Section 15, the reviews of the Fund’s and the CFC’s investment advisory agreements may be combined;

3)	Disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17) and identify the custodian of the CFC;

4)	Disclose a) whether the Fund has received a private letter ruling from the IRS stating that undistributed income derived from the CFC is qualifying income; and b) if the Fund has not received a private letter ruling, the Fund’s basis for determining that such undistributed income is qualified income, such as an opinion of counsel;

5)	Disclose any of the CFC’s principal investment strategies or risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a CFC should reflect aggregate operations of the Fund and the CFC;

6)	Confirm to the Staff that the financial statements of the CFC will be consolidated with the Fund; and

7)	Confirm to the Staff a) that the CFC’s management fee will be included in the management fees and the CFC’s expenses will be included in the other expenses in the Fund’s fee table;

October 7, 2025

b) that the CFC and its Board of Directors will agree to designate an agent for service of process in the United States; and c) that the CFC and its Board of Directors will agree to inspection by the Staff of the CFC’s books and records which will be maintained in accordance with Section 31 of the ICA and rules thereunder.

Response: The requested disclosures have been added. Please see the revised prospectus attached hereto.

With respect to subparts 6 and 7 of the Comment, the Registrant so confirms.Investment Process

Comment 9: The Staff notes that disclosure states “that the Adviser monitors the behaviour of the investment systems, portfolio composition and market conditions and may make decisions based on factors other than the output of the investment systems, including without limitation, the interests of clients.” The Staff notes by doing so the Fund’s adviser is acting as a fiduciary when making investment decisions on behalf of the Fund. Please consider revising the disclosure to accurately reflect this.

Response: We have clarified that the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940 under the Section headed “Management” at pg 18 of the Prospectus. The Advsier does not believe that further disclosure is warranted.

Comment 10: If the “other instruments” referenced in the statement, “in addition to those investments made pursuant to the strategy or for risk management purposes, the Fund directly or through its Subsidiary may invest in other instruments for cash management purposes, to collateralize its derivative investments or to enhance yield” is different from the “other instrument” referenced in the statement, “the Subsidiary may also invest in other instruments in which the Fund is permitted to invest, either as investments or to serve as margin or collateral for its derivative positions” under Principal Investment Strategy section please supplementally disclosed what other instruments the Subsidiary may invest in.

Response: Please see response to Comment 7 above.

Additional Information About Investment Objectives and Principal Investment Strategies

Description of Principal Investment Risks

Comment 11: Please supplementally explain why Leverage and Volatility Risk and Liquidity Risk are repeated twice under Item 9. Please consider streamlining the disclosure.

October 7, 2025

Response: The duplicative disclosure has been deleted in the attached propectus.

If you have any questions or additional comments, please call Andrew Davalla at (216) 566-5706.

Sincerely,

/s/ Andrew Davalla

Andrew Davalla